Exhibit (g)(4)

IRS Circular 230 Disclosure:  To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

MEMORANDUM

TO:  ALL EMPLOYEES HOLDING OPTIONS OR RESTRICTED STOCK UNITS UNDER THE PHARMANET STOCK PLANS

FROM:  PHARMANET DEVELOPMENT GROUP, INC.

DATED:  FEBRUARY 26, 2009

RE:  TREATMENT OF OPTIONS AND RESTRICTED STOCK UNITS IN TENDER OFFER AND MERGER

As you are aware, JLL PharmaNet Holdings, LLC (“Parent”) and PDGI Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PharmaNet whereby Parent will acquire PharmaNet.  The acquisition will be carried out in two steps.  The first step is the current tender offer by Purchaser to purchase all of the outstanding shares of PharmaNet’s common stock at a price of $5.00 per share, payable net to the seller in cash (the “Tender Offer”).  The Tender Offer will expire on March 12, 2009 (unless extended by Purchaser as described below), at which time, provided that more than 50% of the total outstanding shares of PharmaNet common stock are tendered for payment, the Tender Offer will close and Purchaser will acquire the shares.

If Purchaser acquires more than 50% of the total outstanding shares in the Tender Offer, then the second step of the acquisition will take place, whereby Purchaser will be merged with and into PharmaNet, with PharmaNet as the surviving corporation in the merger (the “Merger”). Following the Merger, PharmaNet will be a wholly-owned subsidiary of Parent and PharmaNet will no longer have any publicly traded shares.

The purpose of this memorandum is to explain the manner in which your outstanding options and restricted stock units (the “RSUs”) will be treated in the Tender Offer and the Merger and the applicable tax consequences to you.  You are strongly encouraged to consult your own personal tax advisor with respect to the actual federal, state, local and foreign tax consequences you will incur as a result of the treatment of your options and RSUs in the Tender Offer or Merger.  Neither PharmaNet nor any PharmaNet officer or employee will provide any specific tax advice with respect to your personal situation.

TREATMENT OF OPTIONS

A.                                    Vested Options

If you wish, you may exercise each of your currently vested options for PharmaNet common stock prior to the close of the Tender Offer and then tender the purchased shares for payment pursuant to the Tender Offer.  The purchased shares must be tendered before the Tender Offer closes.  If you do so, then you will receive a cash payment of $5.00 per tendered share following the close of the Tender Offer.  If you do not make a timely tender of the shares you purchase under your vested options, then those shares will remain outstanding until cashed out on the effective date of the Merger.

Note that upon exercise of your option, you will recognize ordinary income in an amount equal to the excess of (i) the market value of the acquired shares over (ii) the exercise price paid for the shares. PharmaNet will withhold the applicable federal, state, local and foreign income and employment taxes.  You may pay such withholding taxes from the sale proceeds of a cashless exercise of your option or, in the case of any other exercise of your option, by delivering a check in the amount of such taxes to PharmaNet.

If you do not exercise your vested options prior to the close of the Tender Offer, then those options will automatically be cancelled at the close of the Tender Offer, and you will cease to have any further right to acquire shares of PharmaNet common stock under those cancelled options. In exchange for each such cancelled option with an exercise price below $5.00 per share, you will receive a cash payment per share of PharmaNet common stock subject to that cancelled option equal to the excess of (i) $5.00 over (ii) the exercise price payable for that share.  For example, if your option covered 1,000 shares of PharmaNet common stock with an exercise price of $3.00 per share, the cash payment to which you would be entitled as a result of the cancellation of that option would be $2,000.  The payment will be taxable to you as ordinary taxable wages, and PharmaNet will withhold the applicable federal, state, local and foreign income and employment taxes. As a result, you will receive only the net amount after such taxes have been withheld, and you will responsible for any remaining tax liability that may become due with respect to such payment when you file your income tax returns for the 2009 taxable year.

If you hold any vested options with an exercise price of $5.00 or more per share at the time of their cancellation at the close of the Tender Offer, then you will not receive any cash payment or other consideration for those cancelled options.  For example, if your option covered 1,000 shares of PharmaNet common stock with an exercise price of $11.00 per share, that option will automatically be cancelled upon the closing of the Tender Offer without any payment or other consideration due you.

B.            Unvested Options

At the close of the Tender Offer, each of your unvested options will vest in full and will be immediately cancelled, and you will cease to have any further right to acquire shares of PharmaNet common stock under those options.  In exchange for each cancelled option with an exercise price below $5.00 per share, you will receive a cash payment per share of PharmaNet common stock subject to that cancelled option equal to the excess of (i) $5.00 over (ii) the exercise price payable for that share.  For example, if your option covered 1,000 shares of PharmaNet common stock with an exercise price of $3.00 per share, the cash payment in cancellation of that option would be $2,000.

The payment will be taxable to you as ordinary taxable wages, and PharmaNet will withhold the applicable federal, state, local and foreign income and employment taxes. As a result, you will receive only the net amount after such taxes have been withheld, and you will be responsible for any remaining tax liability that may become due with respect to such payment when you file your income tax returns for the 2009 taxable year.

If you hold any unvested options with exercise prices of $5.00 or more, then you will not receive any cash payment or other consideration for those options when they are cancelled at the close of the Tender Offer.

TREATMENT OF RESTRICTED STOCK UNITS

At the close of the Tender Offer, each of your unvested RSUs will vest in full. Those vested RSUs will then be cancelled, and you will cease to have any further right to acquire shares of PharmaNet common stock under those cancelled RSUs.  In exchange for each share of PharmaNet common stock subject to a cancelled RSU (which would have otherwise entitled you to receive one share of PharmaNet common stock in the absence of the Tender Offer), you will receive a cash payment in the amount of $5.00.

The payment will be taxable to you as ordinary taxable wages, and PharmaNet will withhold the applicable federal, state, local and foreign income and employment taxes. As a result, you will receive only the net amount after such taxes have been withheld, and you will be responsible for any remaining tax liability that may become due with respect to such payment when you file your income tax returns for the 2009 taxable year.

Please note that for some RSU holders, the cash payment may have to be deferred in order to comply with certain requirements of the U.S. federal income tax laws.  RSU holders who are subject to such deferral will receive additional information from PharmaNet prior to the closing of the Tender Offer.

ADDITIONAL INFORMATION

It is anticipated that the Tender Offer will close on March 12, 2009.  However, Purchaser has the right to extend the closing date, and it is possible that the actual closing of the Tender Offer may occur on a date later than March 12, 2009.

If 90% or more of the outstanding shares of PharmaNet common stock are tendered for payment and accepted by Purchaser in the Tender Offer or Purchaser acquires a number of shares in the Tender Offer sufficient to allow Purchaser to exercise certain rights granted to it by PharmaNet in the Merger Agreement to acquire additional shares such that Purchaser would own 90% or more of the outstanding shares of PharmaNet common stock, then it is expected that the effective date of the Merger will occur promptly after the close of the Tender Offer.  However, if less than 90% of the outstanding shares of PharmaNet common stock are tendered in the Tender

Offer and Purchaser does not acquire a number of shares in the Tender Offer sufficient to allow Purchaser to exercise the aforementioned rights to acquire additional shares, then the Merger will require the approval of the remaining PharmaNet shareholders, and there will likely be a significant delay between the closing of the Tender Offer and the effective date of the Merger.

In the event that less than 50% of the outstanding shares of PharmaNet common stock are tendered for payment in the Tender Offer, then Purchaser has the right to withdraw the Tender Offer and not accept any of the tendered shares for payment.  In that event, none of your options or RSUs will vest on an accelerated basis or be converted into a right to receive a cash payment with respect to the shares subject to your outstanding options or RSUs.

Should you have any questions concerning the treatment of your options or RSUs in connection with the Tender Offer or Merger, please contact Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834 or John P. Hamill, Executive Vice President and Chief Financial Officer at 609-951-6578.